[Letterhead of Sutherland Asbill & Brennan LLP]

September 19, 2013

VIA EDGAR

Edward P. Bartz, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Amendment No. 3 to the Registration Statement on Form N-2

Filed on September 17, 2013

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund on September 18, 2013, with respect to Amendment No. 3 of the Fund’s registration statement on Form N-2, filed with the Commission on September 17, 2013 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Fund’s responses. The revisions to the Prospectus referenced in the below responses are set forth in the marked pages of the Registration Statement attached hereto. Defined terms used but not defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	Please confirm to the Staff, and revise the disclosure in the “Formation Transactions” section of the Prospectus accordingly, that all of the portfolio investments that the Fund will acquire from Fund I, Fund III Parent and Florida Sidecar Fund are also concurrently owned either by Fund II or Fund III.

The Fund confirms to the Staff on a supplemental basis that all of the portfolio investments that the Fund will acquire from Fund I, Fund III Parent and Florida Sidecar Fund are also concurrently owned either by Fund II or Fund III and has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that it intends to acquire such portfolio investments from Fund I, Fund III Parent and Florida Sidecar Fund for the purpose of avoiding any potential joint transaction issues from arising under Section 57 of the Investment Company Act of 1940, as amended, as a result of a concurrent investment by the Fund and one or more affiliated private funds in the same portfolio company subsequent to the Fund’s initial public offering.

Edward P. Bartz, Esq.

September 19, 2013

2.	Please revise the italicized portion of the “Summary” section of the Prospectus and the organizational structure diagram that appears in the Prospectus to make these parts of the Prospectus easier to read and understand.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

3.	Please revise the disclosure in the italicized portion of the “Summary” section of the Prospectus to clarify the flow of assets to, and shares of common stock from, the Fund as part of the Formation Transactions.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

4.	Please increase the font size of the pie charts page 4 and page 67 of the Prospectus.

The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

5.	Please confirm to the Staff that the Fund will file a pre-effective amendment to the Registration Statement that will be signed by the independent directors of Fund II and Fund III.

The Fund confirms to the Staff on a supplemental basis that the Fund will file a pre-effective amendment to the Registration Statement that will be signed by the independent directors of Fund II and Fund III after the Formation Transactions have been completed.

6.	Please confirm to the Staff that the Legacy Investors will not have any “piggy-back,” demand or other registration rights with respect to the shares that they will receive through the Formation Transactions.

The Fund confirms to the Staff on a supplemental basis that the Legacy Investors will not have any “piggy-back,” demand or other registration rights with respect to the shares that they will receive through the Formation Transactions.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.

John Mahon / Sutherland Asbill & Brennan LLP